Exhibit 4.8

Form 51-102F3
Material Change Report

Item 1.   Name and Address of Company

GLG Life Tech Corporation
519 World Trade Centre, 999 Canada Place
Vancouver, BC V6C 3E1

Item 2.   Date of Material Change

November 5, November 6 and November 11, 2009

Item 3.   News Release

These news releases were issued at Vancouver, British Columbia and Toronto, Ontario on November 5, November 6 and November 11, 2009, respectively, were disseminated via Marketwire and filed on SEDAR.

Item 4.   Summary of Material Change

On November 5, 2009, GLG Life Tech Corporation (“GLG” or the “Company”) announced that it had received a demand letter from Weider Global Nutrition (“WGN”) stating that WGN would commence legal proceedings against the Company in respect of alleged misrepresentations and breaches under the shareholder agreement between WGN and the Company.  The Company received confirmation on November 5, 2009 that legal proceedings had been commenced on November 4, 2009.

On November 6, 2009, GLG announced the filing of preliminary short form prospectus in all of the provinces of Canada, except Québec, and a concurrent registration statement in the United States that constitutes the Company’s initial public offering of common shares in the United States. In connection with the filing of the preliminary short form prospectus and registration statement, GLG effected a four-to-one (4:1) share consolidation of its common shares.

On November 11, 2009, the Company announced the filing of a statement of defence and counterclaim in the previously announced claim against the Company by WGN.

Item 5.   Full Description of Material Change

5.1          Full Description of Material Change

GLG Announces Receipt of Demand Letter

On November 5, 2009, GLG announced that it had received a demand letter from WGN stating that WGN would commence, on November 4, 2009, legal proceedings in the Supreme Court of British Columbia against the Company.  The Company received confirmation on November 5, 2009 that legal proceedings had been commenced on November 4, 2009. WGN alleges that pursuant to the shareholder agreement between WGN and the Company, GLG Weider Sweet Naturals Corp. (“Sweet Naturals”) became the exclusive marketing and sales arm of the Company, except for the strategic alliance and supply agreement with the Company’s main customer. WGN also alleged misrepresentation and breach of fiduciary duty by the Company. WGN is claiming injunctive relief, an accounting and damages for alleged breaches of the shareholder agreement.

The Company is of the view that the allegations are entirely without merit. The shareholder agreement contemplates the Company’s strategic alliance and supply agreement with its key customer and in no way restricts the Company’s ability to perform that agreement and pursue any further opportunities arising from that agreement. Further, the shareholder agreement contemplates that marketing and distribution of wholesale stevia extract products through Sweet Naturals is subject to the permission of the Company and that nothing in the agreement prevents the shareholders of Sweet Naturals from competing with Sweet Naturals. The shareholder agreement contemplates that exclusivity for Sweet Naturals is limited to new business actually generated or customers secured by Sweet Naturals. The Company’s position is that any claim by WGN for lost profits is expressly excluded under the shareholder agreement. It is the Company’s view that the injunctions and accounting sought are not legally available and the other remedies would not, in any event, materially and adversely affect the business or operations of the Company. The Company will vigorously defend these allegations.

Since the Company is not dependent upon the non-material revenues from Sweet Naturals, Management of the Company reconfirmed its financial guidance for 2009 as disclosed in its press release issued October 30, 2009.

GLG Announces Equity Financing and NASDAQ Listing Application

On November 6, 2009, the Company announced that it had filed a registration statement in the United States concurrently with a preliminary short form prospectus in all of the provinces of Canada, except Québec. This constitutes the Company’s initial public offering of common shares in the United States (the “U.S. IPO”). The Company proposes to offer 3,625,000 common shares (the “Offering”). In connection with its U.S. IPO, GLG has received conditional approval to list its common shares on the NASDAQ Global Market under the symbol “GLGL”. Listing of the common shares on NASDAQ will be subject to GLG fulfilling all applicable listing requirements.

The Offering will be conducted through a syndicate of underwriters led by Canaccord Adams and GMP Securities L.P. and including Roth Capital Partners, LLC, Desjardins Securities Inc., and Wellington West Capital Markets Inc. (collectively, the “Underwriters”). GLG agreed to grant the Underwriters an over-allotment option to purchase that number of additional common shares of GLG equal to 15% of the common shares sold pursuant to the Offering, exercisable at any time, in whole or in part, up to 30 days from the closing of the Offering. The Offering will be priced in the context of the market with the final terms of the Offering to be determined at the time of pricing.

GLG expects to use the net proceeds from the Offering primarily for expansion of the Company’s stevia processing facilities through registered capital payments to the Company’s wholly-owned subsidiary Qingdao Runhao Stevia High Tech Company Limited. The balance of the net proceeds will be used for debt repayment, working capital requirements and other general corporate purposes.

In connection with the Offering, the Company effected a four-to-one (4:1) share consolidation of its common shares. The common shares started trading on a post consolidated basis on November 10, 2009. There was no change in the name or trading symbol of the Company.

The common shares of GLG will be registered in the United States pursuant to a registration statement filed under a multi-jurisdictional disclosure system permitted for certain Canadian companies filing registration statements in the United States and are being offered by way of a short form prospectus in all of the provinces of Canada, except Québec.

The registration statement has been filed with the United States Securities and Exchange Commission but has not yet become effective. The common shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

The Offering is subject to certain customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange, and in connection with the Company’s listing application in connection with the U.S. IPO, to the approval of the NASDAQ.

GLG Announces Filing of Statement of Defence and Counterclaim

On November 11, 2009, the Company announced that it had filed a statement of defence and counterclaim in the previously announced claim against the Company by WGN in the Supreme Court of British Columbia.

The Company’s statement of defence states, and the Company continues to believe, that WGN’s claim that Sweet Naturals is entitled to a larger share of the Company’s stevia business is contrary to the express provisions of the shareholder agreement. The statement of defence also states that other claims by WGN fall outside the terms of the shareholder agreement and are inconsistent with it. The Company remains of the view that the claims are wholly lacking in merit. The Company seeks to have the claims dismissed with costs. The Company also instituted a counterclaim for damages against WGN as a result of the commencement of the action.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-looking statements:

Certain statements herein may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws, including statements regarding GLG’s planned U.S. IPO and public offering in Canada, planned listing on the NASDAQ Global Market, the expected closing date and the anticipated use of proceeds. These statements are based upon assumptions that the Offering will be successfully completed on the terms described above, and that the proceeds of the Offering can successfully be used as described above. There can be no assurance that GLG will complete the proposed Offering or that its common shares will be listed on the NASDAQ Global Market. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements.  Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed under the heading “Risk Factors” in the preliminary short form prospectus and the registration statement on Form F-10, the Company’s Annual Information Form in respect of the year ended December 31, 2008 and the risk factors in the Management’s Discussion and Analysis for the year ended December 31, 2008.  Forward-looking statements and information may be identified by terms such as “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project”, or similar terms or the negatives of these terms.  Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.  The Company’s forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law..

5.2          Disclosure for Restructuring Transactions

Not applicable.

Item 6.   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.   Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.   Executive Officer

Name of Executive Officer:	Brian Meadows
Chief Financial Officer

Telephone Number:	(604) 631-1368

Item 9.   Date of Report

November 12, 2009